EXHIBIT 99(a)(1)(B)
FORM OF EMAIL COMMUNICATION TO ELIGIBLE OPTION HOLDERS

TO:	[Employee]
FROM:	Greg Ballard
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	April 22, 2009
IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 5:30 P.M., PACIFIC TIME, ON MAY 20, 2009.
We are pleased to provide details of the previously announced Stock Option Exchange Program. As you may be eligible to participate, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the option exchange website referred to below and posted on the Human Resources page of Glu’s intranet. These materials will help you to understand fully the risks and benefits of this exchange program and the terms and conditions of our offer.
STOCK OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE
Below you’ll find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please use [*****] as your initial password. You will be required to reset your password during your initial login.
ELIGIBILITY
All U.S. and U.K. employees who hold options priced at $1.25 or above and are continuously employed by Glu throughout the offering period are eligible. Senior executives (Greg Ballard, Eric Ludwig, Jill Braff, Alex Galvagni, Kevin Chou and Tom Perrault) and members of our Board of Directors are excluded.
EXCHANGE DETAILS
•	Exchange Ratio: Options will be exchanged for new options covering an equal or lesser number of shares than the option tendered for exchange, depending on the exercise price as follows:

Exchange Ratio
(New Options-for-Eligible
Exercise Price	Options)	Example
$1.25 – $1.99	1-for-1	5,000 New Options issued in exchange for 5,000 Eligible Options
2.00 – 3.99	1-for-2	5,000 New Options issued in exchange for 10,000 Eligible Options
4.00 – 5.94	1-for-3	5,000 New Options issued in exchange for 15,000 Eligible Options
5.95 or greater	1-for-4	5,000 New Options issued in exchange for 20,000 Eligible Options

Some key features of the new options will include:
•	Type of Option: Non-qualified stock options (U.S.) or unapproved stock options (U.K.)

•	Vesting Period: New three-year term, vesting in 36 equal monthly installments, with no cliff.

•	Option Term: New six-year term.

•	Strike Price: Closing sale price of Glu’s common stock, as reported on The NASDAQ Global Market, on the grant date of the new options, which will be the first trading day following the closing of the offering period, which we currently expect to be May 21, 2009.
TIMING
•	The offering period begins now and will end at 5:30 p.m., Pacific Time, on May 20, 2009, unless Glu is required or decides to extend the offering period to a later date.

•	Employees who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. We will not accept any elections after 5:30 p.m., Pacific Time, on May 20, 2009, unless Glu is required or opts to extend the offering period to a later date.

•	Based on our expected timeline, employees will be granted a new option in exchange for each eligible option tendered for exchange on May 21, 2009.
HOW TO LEARN MORE
The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the Offering Materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.
WORKSHOPS
We’ll be holding a series of workshops to review the program and take you through the election process. You’ll be receiving an email shortly from Tom Perrault with the dates and time of the workshops. If you are unable to attend or wish to review the presentation, you can find materials about the program on the exchange program website.
GENERAL STOCK INFORMATION
You can review your individual stock option information, including all of your stock option grants to date and the status of each stock option online at E*Trade (https://us.etrade.com/e/t/user/login_sp), using your log on credentials. Any questions regarding password or access should be directed to E*Trade.

Glu makes no recommendation as to whether you should participate in the option exchange program. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in this program.
If you have any questions about the exchange program, please contact glu@sos-team.com.
We’re excited to be able to offer this program to you and thanks again for sticking with Glu.
Greg Ballard